SE 09055022 MISSION

Washington, D.C. 20549

ANNUAL AUDITED REPORT FORM X-17A-5 (A) PART III

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SEC FILE NUMBER
8- 65595

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING OCTOBER 1, 2007 (MM/DD/YY) AND ENDING SEPTEMBER 30, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SUN'S BROTHERS SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

700 RICHARDS ST. SUITE 1009
(No. and Street)

HONOLULU (City) HAWAII (State) 96813 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MIN WON YANG 808-538-0590
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

YUN DEOK SONG
(Name – *if individual, state last, first, middle name*)

1600 KAPIOLANI BLVD.SUITE1036 HONOLULU, HAWAII 96814
(Address) (City) (State) (Zip Code)

PROCESSED
FEB 12 2009
THOMSON REUTERS

SEC Mail Processing Section
JAN 26 2009
Washington, DC
111

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MIN WON YANG, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SUN'S BROTHERS SECURITIES , INC., as of SEPTEMBER 30, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Subscribed and sworn to before me this 16th day of January, 2009

Notary Public, State of Hawaii
NONETH B. SARINAS
My commission expires 04-10-09

LS

NOTARY PUBLIC CERTIFICATION
Noneth B. Sarinas, First Circuit
Doc. Description: Annual Auditor Report Form X-17A-5 Part III
No. of Pages: 9 Date of Doc. 01-15-09
Notary Signature 01-15-09 Date

LS

SUN'S BROTHERS SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
September 30, 2008

Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimated and assumptions affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities, and reported revenues and expenses. Actual results could differ from those estimates.

Property, Equipment, and Depreciation

Property and equipment are stated at cost. Depreciation is computed using the accelerated method over the estimated useful lives of the assets, five years. Depreciation is provided under the modified accelerated cost recovery system (MACRS).

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due and deferred taxes. The Company incurred a net profit during the period, which was offset by net operating loss carried forward. The remaining net operating loss may be carried forward to offset future taxable earnings and thus reduce corporation taxes in future years.

Note B - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15C3-1), which requires the maintenance of minimum net capital and requirements that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At September 30, 2008, the Company has net capital of $ 61,553 which is 56,553 in excess of its required net capital of $ 5,000. The Company's ratio of aggregate indebtedness to net capital is .4291 to 1.

SUN'S BROTHERS SECURITIES, INC.
SUPPLEMENTARY INFORMATION
September 30, 2008

Computation of Net Capital	
Total ownership equity (from statement of financial condition)	$ 68,349
Add:	
Allowable credits	-
Total capital and allowable credits	68,349
Deduct:	
Non-allowable assets	(6,796)
Total capital	61,553
Other additions and/or allowable credits	-
Net capital before haircuts on securities positions	61,553
Haircuts on securities: Common stock	-
Net Capital	61,553
Computation of Basic Net Capital Requirements	
Minimum net capital required: (6-2/3%) of aggregate indebtedness	$ 1,770
Minimum dollar net capital requirement of broker-dealer	5,000
Net capital requirement (greater of above amounts)	5,000
Excess net capital	56,553
Computation of Aggregate Indebtedness	
Current liabilities	$ 26,414
Total aggregate indebtedness	26,414
Percentage of aggregate indebtedness to net capital	42.91%

SUN'S BROTHERS SECURITIES, INC.
SUPPLEMENTARY INFORMATION
RECONCILIATION OF COMPUTATION OF NET CAPITAL
September 30, 2008

Net capital per respondent's most recent X-17A-5	64,665
Adjustment for:	
Increase (decrease) in current asset	-
Decrease (increase) in current liabilities	(3,112)
Net capital per audited financial statements	$ 61,553

END